                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------

                                   FORM 12b-25

 (MARK ONE)

[ ] Form10-K [ ] Form 20-F [ ] Form 11K [X] Form 10-Q [ ] Form N-SAR For Period Ended: DECEMBER 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

PART I- REGISTRANT INFORMATION

ADAPTIVE BROADBAND CORPORATION
(Full Name of Registrant)

1143 BORREGAS AVENUE, SUNNYVALE CA 94089
(Address of Principal Executive Office, City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of Form 10-Q, or portion thereof will be field on or before the fifth calendar day following the prescribed due date; and [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K,, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We were unable to file the quarterly report on Form 10-Q on February 14, 2000, as intended due to an unanticipated delay of receipt of EDGAR proofs from our financial printer and a misunderstanding between the printer representative and our personnel. As a result of the unanticipated delay of receipt of the EDGAR proofs and the misunderstanding, final review and editorial changes to the Form 10-Q could not be converted in EDGAR format and reviewed under the time constraints using reasonable effort and expense. The electronic filing of Form 10-Q was delayed to ensure the accuracy and completeness of the report. We successfully submitted the Form 10-Q at the opening of business on the following day, February 15, 2000.


PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth Wees        (408) 743-3436

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     We are a data networking solutions company that is developing leading-edge technology for the deployment of broadband wireless communications over the Internet. Our AB-Access -TM- fixed wireless broadband system (AB-Access) provides a high-speed means to bridge the "last mile" for business and residential subscribers by replacing or supplementing the traditional telephone company local loop. It offers data transmission at rates up to 25Mbps, which provides the capability for real-time video conferencing, transmission of full streaming video, web surfing, and transmission of data files - all simultaneously and over one connection.

     Following the successful field trials of AB-Access technology, we began to ship AB-Access products to customers in the first quarter of fiscal year 2000. As of December 31, 1999, we generated $460 million of contracted five-year demand for the AB-Access product. Contract signings are converted into bookings when the orders received for product will be shipped within 12 months. We have contracted Solectron Corporation of Milpitas, California (Solectron), to manufacture the AB-Access product line and with Science Applications International Corporation (SAIC) of San Diego, California, to provide AB-Access integrated services into next-generation networks for large commercial clients and government applications around the world.

     Our continuing operations, which reflect solely the results of our AB-Access business, reported a loss of $6.3 million, or $0.40 per share, for the three months ended December 31, 1999, compared to a loss of $3.0 million, or $0.20 per share for the three months ended December 31, 1998. Excluding a $1.1 million premium on conversion of notes, net loss from continuing operations for the three months ended December 31, 1999 was $5.6 million, or $0.36 per share.

     Net loss from continuing operations was $11.1 million, or $0.72 per share, for the six months ended December 31, 1999, compared to $13.1 million, or $0.87 per share for the same period in 1998, including a $8.2 million pre-tax in process research and development charge for the acquisition of Adaptive Broadband Limited.

     In January 2000, our board of director's adopted a formal plan to sell our EFData Satellite Products Division, Microwave Radio Communications Division and Microwave Data Systems Division. The operating results and financial position of these divisions, together with operating results and financial position of the Government Division that was sold in April 1999, have been classified as discontinued operations for all periods presented in the Company's financial statements. Total revenue from EFData, MRC and MDS was $46.9 million and $42.9 million for the three months ended December 31, 1999 and 1998, and $88.7 million and $77.6 million for the six months ended December 31, 1999 and 1998. The income/(loss) from EFData, MRC and MDS, net of income taxes, was $3.2 million and

     $(1.5) million for the three months ended December 31, 1999 and 1998, and $4.1 million and $(2.4) million for the six months ended December 31, 1999 and 1998. Total revenue from the Government Division was $20.0 million and $39.8 million for the three and six months ended December 31, 1998. Income from the Government Division, net of income taxes, was $0.9 million and $2.0 million for the three and six months ended December 31, 1998.


     ---------------------------------------------------------------------------

                         ADAPTIVE BROADBAND CORPORATION

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     DATE: FEBRUARY 15, 2000                               BY: /S/ KENNETH WEES
     --------------------------------------------------------------------------